FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  24 November 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNET REPORTS THIRD QUARTER RESULTS

HAMILTON, Bermuda, November 24, 2009 - Signet Jewelers Ltd ("Signet") (NYSE and LSE: SIG), the world's largest specialty retail jeweler, today announced its unaudited results for the 13 and 39 weeks ended October 31, 2009.

		Ended October 31 2009	Ended November 1 2008	Change
· Same store sales	13 weeks 39 weeks	down 1.9% down 3.4%
· Underlying operating loss(1) Underlying operating income(2)	13 weeks 39 weeks	$(8.1)m $80.9m	$(14.2)m $79.7m	n.a. up 1.5%
· Reported (loss) before taxes · Reported income before taxes	13 weeks 39 weeks	$(10.5)m $69.4m	$(23.6)m $47.1m	n.a. up 47.3%
· Basic & diluted (loss) per share · Basic & diluted earnings per share	13weeks 39 weeks	$(0.08) $0.55	$(0.18) $0.35	n.a. up 57.1%
· Free cash inflow(3) target range increased by further $25 million to between $300 million to $350 million for fiscal 2010(4)

(1)	Excluding favorable $5.0 million impact of change in US vacation policy in fiscal 2010 see note 15.
(2)	Excluding favorable $15.0 million impact of change in US vacation policy in fiscal 2010 and non-recurring relisting costs of $10.5 million in fiscal 2009(4) see note 15.
(3)	Cash inflow from operating activities less cash used in investing activities and amendment fees.
(4)	Fiscal 2009 is the year ended January 31, 2009 and fiscal 2010 is the year ending January 30, 2010.

Terry Burman, Chief Executive, commented: "We have made further good progress towards achieving our strategic and financial objectives for fiscal 2010. Results for the quarter were significantly better than last year reflecting expansion of profitable market share, as well as the continued tight control of costs and gross merchandise margin. In addition, we now expect to achieve a reduction in net debt of between $300 million and $350 million this year compared to our original target of $175 million to $225 million. We have further reinforced our operational advantages in customer service, merchandising and marketing, which means we are well prepared for the challenges of an uncertain marketplace.

Our positive year to date performance reinforces the strengths of our business model and brands. However, as always, the results for the year will depend on the very important Holiday Season, the vast majority of which is still ahead of us."

Enquiries:	Terry Burman, Chief Executive, Signet Jewelers	+1 (441) 296-5872
	Walker Boyd, Finance Director, Signet Jewelers	+1 (441) 296-5872

	Alecia Pulman, ICR, Inc.	+1 (646) 277-1220
	Jonathan Glass, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,948 specialty retail jewelry stores at October 31, 2009; these included 1,394 stores in the US, where it trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 554 stores in the UK, where it trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet, including documents relevant to this announcement, is available at www.signetjewelers.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

Conference call

A conference call will take place for all interested parties today at 8.30 a.m. EST (1.30 p.m. GMT) with a simultaneous audio webcast and slide presentation on www.signetjewelers.com. The slides are available to be downloaded from the website ahead of the conference call. The call details are:

US dial-in:	+1 (718) 354-1385
US 48hr replay:	+1 (347) 366-9565	Access code: 8017450#

European dial-in:	+44 (0) 20 7806 1951
European 48hr replay:	+44 (0) 20 7111 1244	Access code: 8017450#

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which Signet operates. Our use of the words 'expects,' 'intends,' 'anticipates,' 'estimates,' 'may,'  'forecast,'  'objective,' 'plan,' or 'target,' and other similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by Signet, the reputation of the Company and its brands, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of Signet's business, the impact of changes in legislation regarding consumer credit and financial market risks.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk Factors" section of the Company's fiscal 2009 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 1, 2009 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

  GROUP

During the third quarter Signet continued to make good progress towards achieving its strategic and financial objectives for fiscal 2010. These are:

Strategy

•	Enhance position as strongest middle market specialty retail jeweler
•	Focus on profit and cash flow maximization to further strengthen balance sheet
•	Reduce business risk
•	$100 million US cost reduction program
•	Significant working capital reduction
•	Reduce capital expenditure by about 50%, to some $55 million
•	Revised target of $300 million to $350 million free cash inflow, up from original target of $175 million to $225 million and revised target at end of the second quarter of $275 million to $325 million

Progress on fiscal 2010 financial objectives

The expectations for gross merchandise margin, costs and capital expenditure in both the US and the UK for fiscal 2010 are unchanged from the end of the second quarter. Gross merchandise margin rate is expected to be at least at the level of fiscal 2009 in the US, and a little below last year's level in the UK. The US division is now anticipated to slightly exceed its cost reduction target of $100 million (excluding inflation, net bad debt and volume related costs on sales above plan; that is on an "underlying basis") and full year sterling costs in the UK are expected to be similar to last year. Capital expenditure in the US and UK is forecast to be about $40 million and $15 million respectively.

The free cash flow target for fiscal 2010 is now between $300 million and $350 million compared with the range of $275 million to $325 million projected at the time of the second quarter fiscal 2010 results announcement. The increase in targeted free cash flow largely reflects a further $30 million benefit from inventory management.

13 weeks ended October 31, 2009
In the 13 weeks ended October 31, 2009 same store sales decreased by 1.9%, with a broadly consistent performance throughout the period in both markets. Total sales fell by 2.5% to $613.7 million (13 weeks to November 1, 2008: $629.3 million) reflecting an underlying decrease of 0.2% at constant exchange rates (see note 13). The components of the change in sales are set out below:

13 weeks ended October 31, 2009 change in sales	US %	UK %	Group %
Same store sales	(2.4)	(0.2)	(1.9)
Change in store space	0.7	4.7	1.7
Change in sales at constant exchange rates	(1.7)	4.5	(0.2)
Exchange translation	-	(9.2)	(2.3)
Change in total sales as reported	(1.7)	(4.7)	(2.5)

Operating loss decreased to $3.1 million (13 weeks to November 1, 2008: $14.2 million loss). This included the benefit of $5.0 million from a previously announced change in US vacation policy. Central costs were $4.3 million (13 weeks to November 1, 2008: $4.1 million). The factors influencing the movement in operating margin are set out below:

Change in operating margin	US %	UK %	Group %
13 weeks ended November 1, 2008 operating margin	(1.3)	(2.4)	(2.3)
Gross merchandise margin movement	1.4	(0.1)	1.1
Expense leverage	1.0	0.2	0.7
Impact of new store square footage	(0.1)	-	-
13 weeks ended October 31, 2009 operating margin	1.0	(2.3)	(0.5)

Net financing costs declined to $7.4 million (13 weeks to November 1, 2008: $9.4 million), the decrease being primarily due to the lower level of both fixed and variable rate borrowings. Loss before income taxes decreased to $10.5 million (13 weeks to November 1, 2008: $23.6 million loss). There was a tax credit of $3.5 million (13 weeks to November 1, 2008: $8.5 million), a rate of 33.3% (13 weeks to November 1, 2008: 36.0%). Net loss was $7.0 million (13 weeks to November 1, 2008: $15.1 million loss). Basic and diluted loss per share were $0.08 (13 weeks to November 1, 2008: $0.18 loss).

39 weeks ended October 31, 2009

In the 39 weeks ended October 31, 2009 same store sales decreased by 3.4%. Total sales fell by 6.0% to $2,087.1 million (39 weeks to November 1, 2008: $2,220.7 million) reflecting an underlying decrease of 1.6% at constant exchange rates (see note 13). The average US dollar rate was £1/$1.57 (39 weeks to November 1, 2008: £1/$1.92). The components of the change in sales are set out below:

39 weeks ended October 31, 2009 change in sales	US %	UK %	Group %
Same store sales	(3.5)	(3.0)	(3.4)
Change in store space	1.3	3.8	1.8
Change in sales at constant exchange rates	(2.2)	0.8	(1.6)
Exchange translation	-	(18.4)	(4.4)
Change in total sales as reported	(2.2)	(17.6)	(6.0)

Operating income increased by 38.6% to $95.9 million (39 weeks to November 1, 2008: $69.2 million), up by 34.5% at constant exchange rates (see note 13).  This included the benefits of $15.0 million from a previously announced change in
US vacation policy and a charge in fiscal 2009 of $10.5 million for non-recurring relisting costs. Central costs were $11.8 million (39 weeks to November 1, 2008: $12.9 million, excluding $10.5 million of relisting costs). Excluding the impact of the change in vacation policy and the relisting costs, operating income increased by 1.5%. Operating margin was 4.6% (39 weeks to November 1, 2008: 3.1%). The factors influencing the movement are set out below:

Change in operating margin	US %	UK %	Group %
39 weeks ended November 1, 2008 operating margin	5.4	0.3	3.1
Relisting costs	-	-	0.5
39 weeks ended November 1, 2008 before relisting costs	5.4	0.3	3.6
Gross merchandise margin movement	0.8	0.3	0.7
Expense leverage/(deleverage)	0.7	(1.5)	0.3
Impact of new store square footage	(0.1)	-	-
39 weeks ended October 31, 2009 operating margin	6.8	(0.9)	4.6

Net financing costs rose to $26.5 million (39 weeks to November 1, 2008: $22.1 million), including refinancing costs of $4.0 million (39 weeks to November 1, 2008: nil). Income before income taxes rose by 47.3% to $69.4 million (39 weeks to November 1, 2008: $47.1 million). The tax charge was $22.5 million (39 weeks to November 1, 2008: $16.8 million), a tax rate of 32.4% (39 weeks to November 1, 2008: 35.7%). Net income increased by 54.8% to $46.9 million (39 weeks to November 1, 2008: $30.3 million). Basic and diluted earnings per share were $0.55 (39 weeks to November 1, 2008: $0.35).

Net debt and free cash flow
Net debt (see note 14) at October 31, 2009 was $160.7 million (November 1, 2008: $577.8 million), reflecting some benefit from timing differences in working capital. Group gearing (that is the ratio of net debt to shareholders' funds excluding goodwill) at October 31, 2009 was 9.5% (November 1, 2008: 36.4%). In the 39 weeks to October 31, 2009, there was a $310.0 million reduction in net debt rather than the normal seasonal increase (39 weeks to November 1, 2008: up $203.2 million) reflecting an inflow from tight management of working capital (operating assets and liabilities) of $203.9 million (39 weeks to November 1, 2008: outflow $121.5 million), nil distribution to shareholders (39 weeks to November 1, 2008: $107.4 million) and increased cash flow from operations of $145.2 million (39 weeks to November 1, 2008: $120.2 million).

OPERATING REVIEW

US division (about 80% of annual sales)

13 weeks ended October 31, 2009

Total sales were down by 1.7% to $459.3 million (13 weeks to November 1, 2008: $467.3 million). Same store sales decreased by 2.4% in the period compared to a fall of 5.5% in the second quarter, with Jared showing some early signs of a slowing sales decline. Reflecting changes in merchandise mix, the average unit selling price decreased by 3.2% in the mall brands and by 7.7% in Jared, on an underlying basis excluding the impact of the introduction of a charm bracelet range.

Operating income of $4.8 million was reported (13 weeks to November 1, 2008: $6.2 million loss) including the benefit of $5.0 million from the change in vacation policy. Operating margin was 1.0% (13 weeks to November 1, 2008: -1.3%) reflecting management action to improve gross merchandise margin and reduce costs (see table above for the main factors influencing operating margin). Gross merchandise margin was up 140 basis points, benefiting from lower diamond prices, improved repair margin and favorable changes in sales mix, more than offsetting the higher cost of gold. The economic environment adversely affected the net bad debt to total sales ratio which was up by 110 basis points on the comparable quarter, in line with the trend seen in recent quarters. The division made further good progress towards achieving its fiscal 2010 target of reducing costs on an underlying basis by $100 million, the reduction in the quarter being $21 million.

39 weeks ended October 31, 2009

Total sales were down by 2.2% to $1,636.7 million (39 weeks to November 1, 2008: $1,674.0 million). Same store sales decreased by 3.5%. Reflecting changes in the merchandise mix, the average unit selling price decreased by 6.4% in the mall brands and by 8.8% in Jared, on an underlying basis excluding the impact of the introduction of a charm bracelet range.

Operating income was up by 23.0% to $111.6 million (39 weeks to November 1, 2008: $90.7 million) including the benefit of $15.0 million from the change in vacation policy. Operating margin was 6.8% (39 weeks to November 1, 2008: 5.4%), the improvement arising from management actions to increase gross merchandise margin and reduce costs (see table above for the main factors influencing operating margin). The reduction in costs on an underlying basis was $70 million.

There was a deterioration in net bad debt charge to 6.0% of total sales (39 weeks to November 1, 2008: 4.8%). The implications for credit card income of new legislation continue to be reviewed. While steps to mitigate this are being planned, the net impact on income before income taxes will be adverse and is expected to exceed $10 million in fiscal 2011. However, as the detailed implementation of the legislation has not yet been finalized, the extent of the impact cannot be estimated with any degree of certainty.

Operating initiatives in fiscal 2010
Training of staff to provide high levels of customer service and product knowledge continues to be a priority and remains a key competitive advantage.

Differentiated merchandise ranges have been further expanded ahead of the Holiday Season. For example the Open Hearts by Jane Seymour ™ selection has been further developed and, following a very successful test early in 2009, the Love's Embrace ™ program has been launched in all stores. Given the very uncertain outlook for the Holiday Season, a priority has been flexibility of inventory levels and the supply chain so as to be able to respond quickly to changes in consumers' buying behavior.
Television advertising impressions during the Holiday Season are higher than originally planned, and are forecast to be marginally up for Jared and down mid-single digits for Kay. Share of voice is anticipated to remain the largest in the jewelry sector utilizing proven, successful campaigns.

The planned store numbers, by format, at January 2010, which reflect a 2% reduction in square footage, are set out below:

Number of stores	Planned at January 30, 2010	At January 31, 2009
Kay	912	926
Regional brands	250	304
Jared	178	171

UK Division (about 20% of annual sales)

13 weeks ended October 31, 2009
Total sales at constant exchange rates were up by 4.5% (see note 13) and on a reported basis sales declined by 4.7% to $154.4 million (13 weeks to November 1, 2008: $162.0 million). Same store sales were down by 0.2% (H.Samuel down 0.2% and Ernest Jones down 0.3%), with an improved performance by Ernest Jones being noteworthy. The larger than normal difference between same store and total sales was primarily due to timing differences in the UK store refurbishment program. The diamond category performed relatively well in both Ernest Jones and H.Samuel. The average unit selling price in H.Samuel was up by 9.6% reflecting both merchandise mix changes and price increases. In Ernest Jones, similar factors resulted in the average unit selling price being up by 12.0%, excluding the impact of new charm bracelet ranges.

There was an operating loss of $3.6 million (13 weeks to November 1, 2008: $3.9 million loss). Tight control of costs and inventory was maintained, with gross merchandise margin little changed (see table above for main factors influencing operating margin). As previously indicated, fourth quarter gross merchandise margin is expected to decrease due to the weakness of sterling and this impact is anticipated to continue into fiscal 2011.

39 weeks ended October 31, 2009
Total sales at constant exchange rates were up by 0.8% (see note 13), on a reported basis sales declined by 17.6% to $450.4 million (39 weeks to November 1, 2008: $546.7 million). Same store sales were down by 3.0% (H.Samuel down 1.6% and Ernest Jones down 4.6%). There was an operating loss of $3.9 million (39 weeks to November 1, 2008: operating income of $1.9 million), the sales deleverage being marginally offset by an increase in gross merchandise margin (see table above for main factors influencing operating margin).

Operating initiatives in fiscal 2010
Training of staff to further improve levels of customer service and product knowledge remains a priority. Exclusive key volume lines have been increased, and over 25% of fourth quarter sales are expected to come from new merchandise. Both H.Samuel and Ernest Jones will make increased use of customer relationship marketing in the fourth quarter compared to last year. H.Samuel will also utilize ten second advertisements on national television.

The planned store numbers by format at January 2010 are set out below:

Number of stores	Planned at January 30, 2010	At January 31, 2009
H.Samuel	345	352
Ernest Jones	204	206

INVESTOR RELATIONS PROGRAM

Change in reporting calendar

In line with an increasing number of US retailers, Signet will, in the future, report quarterly sales at the same time as its quarterly results but will continue to make a Christmas Trading Statement. Therefore the next trading statement is expected to be on January 12, 2010 followed by the fourth quarter and full year results, which are anticipated to be announced on Thursday, March 25, 2010.

UBS Conference, Thursday, December 10, 2009
Signet will be taking part in a UBS Conference at their London offices on Thursday, December 10, 2009. Present will be Walker Boyd, Finance Director and Tim Jackson, Investor Relations Director.

Christmas Trading Statement
The Christmas Trading Statement is expected to be announced at 7.30 a.m. (EST) and 12.30 p.m. (GMT) on Tuesday, January 12, 2010. There will be a conference call for all interested parties at 8.30 a.m. (EST) (1.30 p.m. GMT and 5.30 a.m. Pacific Time) and a simultaneous webcast available at www.signetjewelers.com.

12th Annual ICR Xchange Conference, Wednesday, January 13, 2010
Signet will be taking part in the ICR XChange Conference on Wednesday, January 13, 2010 at the St.Regis Monarch Beach Resort, Dana Point, California. Present will be Terry Burman, Chief Executive and Walker Boyd, Finance Director. Walker Boyd and Tim Jackson, Investor Relations Director will also be available for meetings at the conference on Thursday, January 14, 2010.

Société Générale Retail Conference, Tuesday, February 2, 2010
Signet will be taking part in the Société Générale Retail Conference on Tuesday, February 2, 2010 in Paris. Present will be Walker Boyd, Finance Director and Tim Jackson, Investor Relations Director.

 Unaudited condensed consolidated income statements

for the 39 weeks ended October 31, 2009

	13 weeks ended	13 weeks ended	39 weeks ended	39 weeks ended
	October 31, 2009	November 1, 2008	October 31, 2009	November 1, 2008
	$m	$m	$m	$m	Notes

Sales	613.7	629.3	2,087.1	2,220.7	2
Cost of sales	(447.9)	(454.5)	(1,444.3)	(1,519.1)

Gross margin	165.8	174.8	642.8	701.6
Selling, general and administrative expenses	(197.3)	(217.3)	(633.9)	(708.9)
Re-listing costs	-	-	-	(10.5)	2
Other operating income, net	28.4	28.3	87.0	87.0

Operating (loss)/income, net	(3.1)	(14.2)	95.9	69.2	2
Interest income	-	0.6	0.7	3.1
Interest expense	(7.4)	(10.0)	(27.2)	(25.2)

(Loss)/income before income taxes	(10.5)	(23.6)	69.4	47.1
Income taxes	3.5	8.5	(22.5)	(16.8)

Net (loss)/income	(7.0)	(15.1)	46.9	30.3

(Loss)/earnings per share - basic	$(0.08)	$(0.18)	$0.55	$0.35	5
- diluted	$(0.08)	$(0.18)	$0.55	$0.35	5

All of the above relate to continuing activities attributable to equity shareholders.

The accompanying notes are an integral part of these interim financial statements.

Condensed consolidated balance sheets

at October 31, 2009

	October 31, 2009 (Unaudited)	November 1, 2008 (Unaudited)	January 31, 2009 (Audited)
	$m	$m	$m	Notes

Assets

Current assets:
Cash and cash equivalents	139.6	35.5	96.8
Accounts receivable, net	730.3	718.6	825.2
Other receivables	23.9	25.8	81.8
Other current assets	52.1	44.4	45.0
Deferred tax assets	-	0.3	-
Inventories	1,306.0	1,552.7	1,364.4	7

Total current assets	2,251.9	2,377.3	2,413.2

Non-current assets:
Property, plant and equipment, net of accumulated depreciation of $585.9 million, $579.8 million and $572.6 million, respectively	413.6	477.7	452.1
Goodwill	-	529.6	-
Other intangible assets, net	24.9	23.1	23.9
Other assets	12.5	41.4	9.9
Deferred tax assets	53.9	68.0	54.8

Total assets	2,756.8	3,517.1	2,953.9	2

Liabilities and Shareholders' equity

Current liabilities:
Loans and overdrafts	20.3	233.3	187.5
Accounts payable	140.9	121.5	42.2
Accrued expenses and other current liabilities	230.7	235.3	274.8
Deferred revenue	103.0	103.6	120.1	8
Deferred tax liabilities	54.9	49.2	56.9
Income taxes payable	21.1	32.6	55.8

Total current liabilities	570.9	775.5	737.3

Non-current liabilities:
Long-term debt	280.0	380.0	380.0
Other liabilities	78.0	111.3	71.5
Deferred revenue	132.4	130.4	142.5	8
Retirement benefit obligation	8.9	2.8	12.9

Total liabilities	1,070.2	1,400.0	1,344.2

Commitments and contingencies (see note 10)

Shareholders' equity:
Common shares of $0.18 par value: authorized 500 million shares, 85.5 million shares issued and outstanding (November 1, 2008: 85.3 million shares issued and outstanding; January 31, 2009: 85.3 million shares issued and outstanding)	15.4	15.3	15.3
Additional paid-in capital	168.8	164.2	164.5
Other reserves	235.2	235.2	235.2
Treasury shares	(1.2)	(10.8)	(10.7)
Retained earnings	1,439.2	1,841.3	1,400.9
Accumulated other comprehensive loss	(170.8)	(128.1)	(195.5)

Total shareholders' equity	1,686.6	2,117.1	1,609.7

Total liabilities and shareholders' equity	2,756.8	3,517.1	2,953.9

The accompanying notes are an integral part of these interim financial statements.

Unaudited condensed consolidated statements of cash flows

for the 39 weeks ended October 31, 2009

	13 weeks ended	13 weeks ended	39 weeks ended	39 weeks ended
	October 31, 2009	November 1, 2008	October 31, 2009	November 1, 2008
	$m	$m	$m	$m

Cash flows from operating activities
Net (loss)/income	(7.0)	(15.1)	46.9	30.3
Adjustments to reconcile net income to cash flows provided by operations:
Depreciation of property, plant and equipment	25.3	27.7	74.7	80.3
Amortization of other intangible assets	2.0	1.4	5.5	4.2
Pension expense	(1.4)	0.3	(2.8)	0.8
Share-based compensation expense	1.2	0.1	4.3	0.8
Deferred taxation	(1.7)	6.6	0.4	5.1
Facility amendment fees included in net income	0.6	-	4.0	-
Other non-cash movements	3.9	1.4	11.8	(1.4)
Loss on disposal of property, plant and equipment	-	-	0.4	0.1

Changes in operating assets and liabilities:
Decrease in accounts receivable	35.9	43.1	95.5	129.1
(Increase)/decrease in other receivables	(0.4)	1.8	55.4	(5.2)
Increase in other current assets	(2.4)	(4.5)	(16.3)	(1.8)
(Increase)/decrease in inventories	(30.1)	(156.9)	86.5	(147.5)
Increase in accounts payable	47.9	55.8	94.9	43.0
Increase/(decrease) in accrued expenses and other liabilities	14.8	2.1	(48.2)	(21.9)
Decrease in deferred revenue	(10.9)	(9.5)	(28.2)	(30.5)
Decrease in income taxes payable	(23.6)	(28.1)	(34.3)	(44.2)
Effect of exchange rate changes on currency swaps	-	(43.7)	(1.4)	(42.5)

Net cash provided by/(used in) operating activities	54.1	(117.5)	349.1	(1.3)

Investing activities
Purchase of property, plant and equipment	(9.6)	(28.0)	(24.4)	(91.1)
Purchase of other intangible assets	(3.3)	(2.7)	(6.0)	(6.3)
Proceeds from sale of property, plant and equipment	0.1	-	0.1	1.0

Net cash flows used in investing activities	(12.8)	(30.7)	(30.3)	(96.4)

Financing activities
Dividends paid	-	-	-	(107.4)
Proceeds from issue of common shares	0.9	-	0.9	-
Facility amendment fees paid	-	-	(9.3)	-
Proceeds from/(repayment of) short-term borrowings	3.6	116.0	(171.2)	199.7
Repayment of long-term debt	-	-	(100.0)	-

Net cash flows provided by/(used in) financing activities	4.5	116.0	(279.6)	92.3

Cash and cash equivalents at beginning of period	92.8	66.9	96.8	41.7
Increase/(decrease) in cash and cash equivalents	45.8	(32.2)	39.2	(5.4)
Effect of exchange rate changes on cash and cash equivalents	1.0	0.8	3.6	(0.8)

Cash and cash equivalents at end of period	139.6	35.5	139.6	35.5

The accompanying notes are an integral part of these interim financial statements.

Unaudited condensed consolidated statement of shareholders' equity for the 39 weeks ended October 31, 2009

	Common shares at par value	Additional paid-in capital	Other reserves	Treasury shares	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity
	$m	$m	$m	$m	$m	$m	$m

Balance at January 31, 2009	15.3	164.5	235.2	(10.7)	1,400.9	(195.5)	1,609.7
Net income	-	-	-	-	46.9	-	46.9
Foreign currency translation adjustments	-	-	-	-	-	26.4	26.4
Changes in fair value of derivative instruments, net	-	-	-	-	-	(3.7)	(3.7)
Actuarial gain on pension plan, net	-	-	-	-	-	2.0	2.0
Share options exercised	-	-	-	9.5	(8.6)	-	0.9
Share-based compensation expense	0.1	4.3	-	-	-	-	4.4

Balance at October 31, 2009	15.4	168.8	235.2	(1.2)	1,439.2	(170.8)	1,686.6

The accompanying notes are an integral part of these interim financial statements.

Unaudited condensed consolidated statements of comprehensive (loss)/income for the 39 weeks ended October 31, 2009

	13 weeks ended	13 weeks ended	39 weeks ended	39 weeks ended
	October 31, 2009	November 1, 2008	October 31, 2009	November 1, 2008
	$m	$m	$m	$m

Net (loss)/income	(7.0)	(15.1)	46.9	30.3
Foreign currency translation	(5.8)	(117.3)	26.4	(117.3)
Changes in fair value of derivative instruments	5.4	(17.5)	(5.1)	(15.1)
Actuarial gain	1.2	0.5	3.5	1.5
Prior service cost	(0.3)	0.3	(0.8)	0.9
Deferred tax on items recognized in equity	(1.7)	4.6	0.7	1.4

Comprehensive (loss)/income	(8.2)	(144.5)	71.6	(98.3)

The accompanying notes are an integral part of these interim financial statements.

Notes to the unaudited interim financial statements

1. Principal accounting policies and basis of preparation

Basis of preparation

Signet Jewelers Limited (the "Company") and its subsidiary undertakings (collectively, the "Group") is a leading retailer of jewelry, watches and associated services. The Group manages its business as two geographical segments, being the United States of America (the "US") and the United Kingdom (the "UK"). The US segment operates retail stores under brands including Kay Jewelers, Jared the Galleria of Jewelry and various regional brands while the UK segment's retail stores operate under brands including H.Samuel and Ernest Jones.

These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included on Form 20-F for the year ended January 31, 2009, filed with the SEC on April 1, 2009.

These interim financial statements of the Group are unaudited. They have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. Accordingly, certain information and footnote disclosures normally included in complete consolidated financial statements prepared in accordance with US GAAP have been condensed or omitted from these interim financial statements. However, these interim financial statements include all adjustments (consisting of normal recurring accruals and adjustments) that are, in the opinion of management, necessary to fairly state the results of the interim periods. Subsequent events have been evaluated up to the date of issue of these interim financial statements, November 24, 2009.

Use of estimates in interim financial statements

The preparation of interim financial statements, in conformity with US GAAP for interim reporting, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements and reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to valuation of intangible assets, valuation of inventory, depreciation, valuation of employee benefits, income taxes and contingencies.

Seasonality

The Group's business is highly seasonal with a very significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in sales and profit. Therefore, operating results for interim periods are not necessarily indicative of the results that may be expected for the full year.

Accounting pronouncements adopted during the period

Accounting standards codification

In June 2009, the FASB issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles". This provides for the FASB Accounting Standards Codification (the "ASC") to become the single official source of authoritative US GAAP for non-governmental entities. The ASC does not change existing US GAAP but reorganizes the literature. The adoption of the ASC is effective for interim and annual periods ending after September 15, 2009.

Disclosures about derivative instruments and hedging activities

In March 2008, the FASB issued ASC 815-10 (formerly SFAS No. 161), "Disclosures about Derivative Instruments and Hedging Activities". The Statement requires companies with derivative instruments to disclose information that should enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit risk related contingent features in derivative agreements, counterparty credit risk and a company's strategies and objectives for using derivative instruments. ASC 815-10 expands the current disclosure framework and is effective prospectively for periods beginning on or after November 15, 2008. Adoption of ASC 815-10 increases disclosure requirements but does not affect the Group's financial position, operating results or cash flows.

Interim disclosures about fair value of financial instruments

In April 2009, the FASB issued ASC 825-10 (formerly Staff Position SFAS 107-1 and APB 28-1), "Interim Disclosures about Fair Value of Financial Instruments". ASC 825-10 requires disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to annual financial statements. ASC 825-10 also requires fair value disclosures in summarized financial information at interim reporting periods. ASC 825-10 is effective for interim periods ending after June 15, 2009. Adoption of ASC 825-10 increases disclosure requirements but does not affect the Group's financial position, operating results or cash flows.

Subsequent events

In May 2009, the FASB issued ASC 855-10 (formerly SFAS No. 165), "Subsequent Events" regarding the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.  Additionally, ASC 855-10 sets forth recognition and disclosure requirements for events or transactions that occur after the balance sheet date, including a requirement to disclose the date through which subsequent events have been evaluated.   ASC 855-10 is effective prospectively for periods ending after June 15, 2009.

New accounting pronouncements to be adopted in future periods

In December 2008 the FASB issued ASC 715-20 (formerly FSP FAS 132(R)-1) "Employers' Disclosures about Postretirement Benefit Plan Assets". ASC 715-20 provides guidance on an employer's disclosures about plan assets of a defined benefit pension or postretirement plan including more information about how investment allocation decisions are made, more information about major categories of plan assets and the fair-value techniques and inputs used to measure assets. ASC 715-20 is effective for annual periods ending after December 15, 2009. Adoption of ASC 715-20 increases disclosure requirements but does not affect the Group's financial position, operating results or cash flows.

In August 2009, the FASB issued ASU 2009-05, which amends ASC 820-10 "Fair Value Measurements and Disclosures". ASU 2009-05 provides guidance on the valuation techniques used to measure fair value in situations where a quoted price in an active market for the identical liability is not available. ASU 2009-05 is effective for the first reporting period beginning after issuance and the adoption of these amendments are not expected to have a material effect on the Group.

In October 2009, the FASB issued ASU 2009-13, which amends ASC 605-25 "Revenue Recognition - Multi-Deliverable Arrangements". ASU 2009-15 requires arrangement consideration to be allocated to all deliverables at inception using a relative selling price method and establishes a selling price hierarchy for determining the selling price of a deliverable. The update also expands the disclosure requirements to include additional detail regarding the deliverables, method of calculation of selling price and the timing of revenue recognition. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Group is currently reviewing the impact that adoption would have on its financial statements.

2. Segmental information

The consolidated sales are derived from the retailing of jewelry, watches, other products and services. The Group is managed as two geographical operating segments, being the US and UK divisions. These segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. Both divisions are managed by executive committees, which report through the Chief Executive to the Board. Each divisional executive committee is responsible for operating decisions within parameters set by the Board. The performance of each segment is regularly evaluated based on sales and operating income. The operating segments do not include income taxes or certain central costs, and there are no material transactions between the operating segments.

The accounting policies of the segments are the same as those used to report under US GAAP.

	13 weeks ended October 31, 2009	13 weeks ended November 1, 2008	39 weeks ended October 31, 2009	39 weeks ended November 1, 2008
	$m	$m	$m	$m

Sales:
US	459.3	467.3	1,636.7	1,674.0
UK	154.4	162.0	450.4	546.7

Total sales	613.7	629.3	2,087.1	2,220.7

Operating (loss)/income, net:
US	4.8	(6.2)	111.6	90.7
UK	(3.6)	(3.9)	(3.9)	1.9
Unallocated(1)	(4.3)	(4.1)	(11.8)	(23.4)

Total operating (loss)/income, net	(3.1)	(14.2)	95.9	69.2

		October 31, 2009	November 1, 2008	January 31, 2009
		$m	$m	$m

Total assets:
US		2,256.8	2,658.1	2,287.0
UK		422.1	617.2	343.1
Unallocated		77.9	241.8	323.8

Total assets		2,756.8	3,517.1	2,953.9

(1)    Unallocated principally relates to central costs. In the 39 weeks ended November 1, 2008 unallocated includes $10.5 million of re-listing costs in respect of moving the primary listing to the NYSE.

3. Exchange rates

The exchange rates used in these interim financial statements for the translation of UK pound sterling transactions and balances into US dollars are as follows:

	October 31, 2009	November 1, 2008	January 31, 2009

Income statement (average rate)	1.57	1.92	1.75
Balance sheet (closing rate)	1.64	1.62	1.45

4. Taxation

The Group has business activity in all states within the US and files income tax returns for the US federal jurisdiction and all applicable states. The Group also files income tax returns in the UK and certain other foreign jurisdictions. The Group is subject to US federal and state examinations by tax authorities for tax years after October 29, 2005 and is subject to examination by the UK tax authority for tax years after January 31, 2005.

As of January 31, 2009, the Group had approximately $18.8 million of unrecognized tax benefits in respect of uncertain tax positions, all of which would favorably affect the effective income tax rate if resolved in the Group's favor. These unrecognized tax benefits relate to financing arrangements and intra-group charges which are subject to different and changing interpretations of tax law.

During the 39 weeks ended October 31, 2009, agreement was reached with the Internal Revenue Service in the US in respect of the treatment of certain financing arrangements and a cash settlement was paid of approximately $4.0 million, excluding interest thereon. Apart from this settlement there has been no material change in the amount of unrecognized tax benefits in respect of uncertain tax positions during the 39 weeks ended October 31, 2009.

The Group recognizes accrued interest and penalties related to unrecognized tax benefits within income tax expense. As of January 31, 2009 the Group had accrued interest and penalties of $3.8 million and this has been reduced to approximately $2.9 million as of October 31, 2009, due to the payment of interest during the period on the above cash settlement.

Over the next twelve months management believes that it is reasonably possible that there could be a reduction of substantially all of the unrecognized tax benefits as of January 31, 2009, due to settlement of the uncertain tax positions with the tax authorities.

5. (Loss)/earnings per share

	13 weeks ended	13 weeks ended	39 weeks ended	39 weeks ended
	October 31, 2009	November 1, 2008	October 31, 2009	November 1, 2008

Net (loss)/income ($ million)	(7.0)	(15.1)	46.9	30.3

Basic weighted average number of shares in issue (million)	85.4	85.2	85.3	85.2
Dilutive effect of share options (million)	-	-	0.3	0.3

Diluted weighted average number of shares in issue (million)	85.4	85.2	85.6	85.5

(Loss)/earnings per share - basic	$(0.08)	$(0.18)	$0.55	$0.35
(Loss)/earnings per share - diluted	$(0.08)	$(0.18)	$0.55	$0.35

The basic weighted average number of shares excludes shares held by the Employee Stock Ownership Trust as such shares are not considered outstanding and do not qualify for dividends. The effect of this is to reduce the average number of shares in the 13 and 39 week periods ended October 31, 2009 by 60,803 and 74,882 shares respectively (13 and 39 week periods ended November 1, 2008: 83,130 shares). The calculation of fully diluted earnings per share for the 13 and 39 week periods ended October 31, 2009 excludes options to purchase 3,682,313 and 2,787,864 shares respectively (13 and 39 week periods ended November 1, 2008: 3,364,134 and 3,107,698 share options respectively) on the basis that their effect on earnings per share was anti-dilutive.

6. Dividends

	13 weeks ended	13 weeks ended	39 weeks ended	39 weeks ended
	October 31, 2009	November 1, 2008	October 31, 2009	November 1, 2008

Final dividend paid of 6.317c per share	-	-	-	107.4

A final dividend of 6.317c per share was paid on July 3, 2008 in respect of the year ended February 2, 2008.

7. Inventories

	October 31, 2009	November 1, 2008	January 31, 2009
	$m	$m	$m

Raw materials	5.4	32.9	25.5
Finished goods	1,300.6	1,519.8	1,338.9

Total inventory	1,306.0	1,552.7	1,364.4

8. Deferred revenue

		October 31, 2009	November 1, 2008	January 31, 2009
		$m	$m	$m

Warranty deferred revenue		228.3	231.4	243.1
Other		7.1	2.6	19.5

Total deferred revenue		235.4	234.0	262.6

Disclosed as:
Current liabilities		103.0	103.6	120.1
Non-current liabilities		132.4	130.4	142.5

Total deferred revenue		235.4	234.0	262.6

	13 weeks ended	13 weeks ended	39 weeks ended	39 weeks ended
	October 31, 2009	November 1, 2008	October 31, 2009	November 1, 2008
	$m	$m	$m	$m

Warranty deferred revenue, beginning of period	239.0	242.0	243.1	246.6
Warranties sold	27.1	26.4	101.2	97.7
Revenues recognized	(37.8)	(37.0)	(116.0)	(112.9)

Warranty deferred revenue, end of period	228.3	231.4	228.3	231.4

9. Derivative instruments and hedging activities

The Group is exposed to foreign currency exchange risk arising from various currency exposures. The Group enters into forward foreign currency exchange contracts and certain foreign currency option contracts, principally in US dollars, in order to limit the impact of movements in foreign exchange rates on its forecast foreign currency purchases. The total notional amount of these foreign currency contracts outstanding as at October 31, 2009 was $56.3 million. These contracts have been designated as cash flow hedges and will be settled over the next 21 months.

The Group enters into forward purchase contracts, and certain option contracts, for commodities in order to reduce its exposure to significant movements in the price of the underlying precious metal raw material. The total notional amount of commodity contracts outstanding as at October 31, 2009 was $47.4 million. These contracts have been designated as cash flow hedges and will be settled over the next 15 months.

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income ("OCI") and reclassified into earnings in the same period in which the hedged item affects net income or loss. Gains and losses on derivatives that do not qualify for hedge accounting, together with any hedge ineffectiveness, are recognized immediately in other operating income, net. The Group does not hold derivative contracts for trading purposes.

Foreign currency contracts not designated as cash flow hedges are used to hedge currency flows through the Group's bank accounts to minimize the Group's exposure to foreign currency exchange risk in its cash and borrowings.

The following table summarizes the fair value and presentation of derivative instruments in the condensed consolidated balance sheets:

	Derivative assets
	October 31, 2009 (unaudited)		January 31, 2009 (audited)
	Balance sheet location	Fair value $m	Balance sheet location	Fair value $m

Derivatives designated as hedging instruments:
Foreign currency contracts	Other current assets	2.2	Other current assets	12.0
Commodity contracts	Other current assets	5.4	Other current assets	12.0

		7.6		24.0

Derivatives not designated as hedging instruments:
Foreign currency contracts	Other current assets	-	Other current assets	0.1

		-		0.1

Total derivative assets		7.6		24.1

	Derivative liabilities
	October 31, 2009 (unaudited)		January 31, 2009 (audited)
	Balance sheet location	Fair value $m	Balance sheet location	Fair value $m

Derivatives designated as hedging instruments:
Foreign currency contracts	Other current liabilities	(1.3)	Other current liabilities	-
Commodity contracts	Other current liabilities	(0.1)	Other current liabilities	-

		(1.4)		-

Derivatives not designated as hedging instruments:
Foreign currency contracts	Other current liabilities	(0.1)	Other current liabilities	-

		(0.1)		-

Total derivative liabilities		(1.5)		-

The following tables summarize the effect of derivative instruments on the unaudited condensed consolidated income statements:

Derivatives in cash flow hedging relationships	Amount of gain/(loss) recognized in OCI on derivatives (Effective portion)		Location of gain/(loss) reclassified from accumulated OCI into income (Effective portion)	Amount of gain/(loss) reclassified from accumulated OCI into income (Effective portion)
	39 weeks ended October 31, 2009 $m	39 weeks ended November 1, 2008 $m		39 weeks ended October 31, 2009 $m	39 weeks ended November 1, 2008 $m

Foreign currency contracts	(5.1)	12.1	Cost of sales	5.1	-
Commodity contracts	4.6	(22.6)	Cost of sales	(0.5)	4.6

Total	(0.5)	(10.5)		4.6	4.6

Derivatives in cash flow hedging relationships	Location of gain/(loss) reclassified from accumulated OCI into income (Ineffective portion)	Amount of gain/(loss) reclassified from accumulated OCI into income (Ineffective portion)
		39 weeks ended October 31, 2009 $m	39 weeks ended November 1, 2008 $m

Foreign currency contracts	Other operating income, net	-	2.2
Commodity contracts	Other operating income, net	-	(1.5)

Total		-	0.7

Derivatives not designated as hedging instruments	Location of gain/(loss) recognized in income on derivatives	Amount of gain/(loss) recognized in income on derivatives
		39 weeks ended October 31, 2009 $m	39 weeks ended November 1, 2008 $m

Foreign currency contracts	Other operating income, net	-	(42.1)

Total		-	(42.1)

The estimated fair values of the Group's financial instruments held or issued to finance the Group's operations are summarized below. Assets and liabilities carried at fair value are required to be classified and disclosed in one of the following three categories:

      Level 1 - quoted market prices in active markets for identical assets and liabilities

      Level 2 - observable market based inputs or unobservable inputs that are corroborated by market data

      Level 3 - unobservable inputs that are not corroborated by market data

The Group determines fair value based upon quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The methods the Group uses to determine fair value on an instrument specific basis are detailed below.

The following table summarizes the valuation of financial instruments categorized by fair valuation level:

	October 31, 2009		November 1, 2008
	$m		$m
	Carrying Value	Significant other observable inputs (Level 2)	Carrying Value	Significant other observable inputs (Level 2)

Assets:
Forward foreign currency contracts and swaps	2.2	2.2	18.8	18.8
Forward commodity contracts	5.4	5.4	-	-
Liabilities:
Borrowings	(300.3)	(317.8)	(613.3)	(575.8)
Forward foreign currency contracts and swaps	(1.4)	(1.4)	(1.6)	(1.6)
Forward commodity contracts	(0.1)	(0.1)	(15.9)	(15.9)

The fair values of the Group's derivative instruments are based on market value equivalents at the balance sheet date. The fair value of the Group's Private Placement Note debt is determined by discounting, to present value, the known future coupon and final Note redemption amounts at market yields as of the balance sheet date. The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value because of the short term maturity of these amounts.

10. Commitments and contingencies

Litigation

The Group is not party to any legal proceedings considered to be material to the financial statements. Furthermore, no director, officer or affiliate of the Group or any associate of any such director has been a party adverse to the Group or any of its subsidiaries or has a material interest adverse to the Group or any of its subsidiaries.

A class action lawsuit for an unspecified amount has been filed against Sterling Jewelers Inc, a subsidiary of the Company, in the New York federal court by private plaintiffs. The US Equal Opportunities Commission has filed a separate lawsuit alleging that US store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously.

11. Share options

The Group recorded net share-based compensation expense of $4.3 million and $0.8 million for the 39 weeks ended October 31, 2009 and November 1, 2008, after charging $0.1 million (39 weeks ended November 1, 2008: crediting $2.1 million) relating to the change in fair value during the period of awards with an inflation condition accounted for as liability awards.

12. Long-term debt

On March 13, 2009 the Group entered into amendment agreements to the revolving credit facility agreement and Note Purchase Agreement. Under the amended agreements Signet prepaid $100 million of the notes at par plus interest on March 18, 2009 and the revolving credit agreement was reduced in size to $370 million on March 13, 2009. In addition, the margins paid on the revolving credit agreement and the coupon on the notes were increased. The most stringent condition under the original agreements was a fixed charge cover covenant. The definition of this covenant has been amended to include depreciation in the earnings and exclude service charges and rates from expenses. This revised covenant is set at 1.4:1, using the amended definition, until the end of fiscal 2012, equivalent to a reduction to about 1.1:1 from 1.4:1 under the former definition of fixed charge cover. The fixed charge cover is then set at 1.55:1 until the end of fiscal 2013 and thereafter is set at 1.85:1. The amended agreements also reduced the permitted ratio of net debt to earnings before interest, tax, depreciation and amortization covenant to 2:1 from 3:1 (2.5 in the third quarter of each fiscal year) until the end of the fiscal year 2013 and places restrictions on the Group's ability to undertake certain activities, including cash distributions to shareholders. Amendment fees and other related costs of $5.9 million were capitalized, with a further $3.4 million charged to the income statement in the 13 weeks ended May 2, 2009. In the 13 weeks ended October 31, 2009, $0.4m of the capitalized balance has been amortized and $0.6m was amortized in the 39 weeks ended October 31, 2009. A more detailed description of the amendments can be found in the "Amended Facility Agreement and Amended Note Purchase Agreement" section on the Company's Form 20-F for the year ended January 31, 2009.

13. Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this a useful measure for analyzing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales, profit and earnings per share at constant exchange rates, including a reconciliation to the Group's GAAP results, is analyzed below.

13 weeks ended October 31, 2009	13 weeks ended October 31, 2009	13 weeks ended November 1, 2008	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%

Sales
US	459.3	467.3	-1.7%	-	467.3	-1.7%
UK	154.4	162.0	-4.7%	(14.2)	147.8	4.5%
Total sales	613.7	629.3	-2.5%	(14.2)	615.1	-0.2%

Operating (loss)/income, net
US	4.8	(6.2)	n/a	-	(6.2)	n/a
UK	(3.6)	(3.9)	-7.7%	1.0	(2.9)	24.1%
Unallocated	(4.3)	(4.1)	4.9%	0.4	(3.7)	16.2%
Operating loss, net	(3.1)	(14.2)	-78.2%	1.4	(12.8)	-75.8%
Loss before income taxes	(10.5)	(23.6)	-55.5%	1.4	(22.2)	-52.7%
Loss per share - basic	$(0.08)	$(0.18)	-55.6%	$0.01	$(0.17)	-52.9%

39 weeks ended October 31, 2009	39 weeks ended October 31, 2009	39 weeks ended November 1, 2008	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%

Sales
US	1,636.7	1,674.0	-2.2%	-	1,674.0	-2.2%
UK	450.4	546.7	-17.6%	(99.7)	447.0	0.8%
Total sales	2,087.1	2,220.7	-6.0%	(99.7)	2,121.0	-1.6%

Operating income, net
US	111.6	90.7	23.0%	-	90.7	23.0%
UK	(3.9)	1.9	n/a	(0.3)	1.6	n/a
Unallocated - underlying	(11.8)	(12.9)	-8.5%	2.4	(10.5)	12.4%
- re-listing costs	-	(10.5)	n/a	-	(10.5)	n/a
Operating income, net	95.9	69.2	38.6%	2.1	71.3	34.5%
Income before income taxes	69.4	47.1	47.3%	2.3	49.4	40.5%
Earnings per share - basic	$0.55	$0.35	57.1%	$0.02	$0.37	48.6%

14. Net debt

	October 31, 2009	November 1, 2008	January 31, 2009
	$m	$m	$m

Cash and cash equivalents	139.6	35.5	96.8
Loans and overdrafts	(20.3)	(233.3)	(187.5)
Long-term debt	(280.0)	(380.0)	(380.0)

Net debt	(160.7)	(577.8)	(470.7)

15. Underlying operating (loss)/income

	13 weeks ended October 31, 2009	13 weeks ended November 1, 2008	39 weeks ended October 31, 2009	39 weeks ended November 1, 2008	39 weeks Growth at actual exchange rates
	$m	$m	$m	$m	%

Operating (loss)/income	(3.1)	(14.2)	95.9	69.2	38.6%
Unallocated re-listing costs	-	-	-	10.5	n/a
Change in US vacation policy	(5.0)	-	(15.0)	-	n/a
Underlying operating (loss)/income	(8.1)	(14.2)	80.9	79.7	1.5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 24 November 2009